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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 1999
                                         ----------------

                                  AMVESCAP PLC
           ---------------------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
           ---------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F _X_ Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes ___       No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      -----------

Description of document filed:   BLOCKLISTING SIX MONTHLY RETURN.


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AMVESCAP PLC
578681
IMMEDIATE RELEASE   12 NOVEMBER 1999
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 0171-454-3652


                        BLOCKLISTING SIX-MONTHLY RETURN

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

------ ------------------------- ---------------------------------------------
1.     NAME OF COMPANY:          AMVESCAP PLC
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
2.     NAME OF SCHEME:           AMVESCAP PLC EMPLOYEE SHARESAVE SCHEMES (FILE
                                 REF. RA/AMVESCAP PLC/00014-0003)
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
3.     PERIOD OF RETURN:         FROM: 12 MAY 1999 TO 11 NOVEMBER 1999
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
4.     NUMBER AND CLASS OF       168,491 ORDINARY SHARES OF 25P EACH
       SHARES NOT ISSUED
       UNDER SCHEME AT END
       OF LAST PERIOD
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
5.     NUMBER OF SHARES          5,929 ORDINARY SHARES OF 25P EACH
       ISSUED/ALLOTTED
       UNDER SCHEME DURING
       PERIOD
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
6.     BALANCE UNDER SCHEME      162,562 ORDINARY SHARES OF 25P EACH
       NOT YET
       ISSUED/ALLOTTED AT
       END OF PERIOD
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
7.     NUMBER AND CLASS OF       168,491 ORDINARY SHARES OF 25P EACH LISTED
       SHARES ORIGINALLY                 ON 12 MAY 1999
       LISTED AND THE DATE
       OF ADMISSION
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
8.     NUMBER OF SHARES IN       673,953,776 ORDINARY SHARES OF 25P EACH
       ISSUE AT END OF AT
       THE PERIOD:
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
9.     CONTACT FOR QUERIES:      ANGELA TULLY TELEPHONE: 0171-454 3652
------ ------------------------- ---------------------------------------------

------ ------------------------- ---------------------------------------------
10.    PERSON MAKING RETURN      ANGELA TULLY - ASSISTANT COMPANY SECRETARY
------ ------------------------- ---------------------------------------------


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                         -----------------------------------
                                                (Registrant)

Date 12 November, 1999                   By /s/ ANGELA TULLY
                                            --------------------------------
                                                (Signature)

                                                Angela Tully
                                                Assistant Company Secretary